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MindWalk Lands Binding Commitment for US$30 Million Unsecured Credit Facility to Fund Biologics Programs and Commercial Expansion

Facility carries a fixed 7.00% interest rate with no financial maintenance covenants, no warrants or equity conversion features, and no dilution to existing shareholders

AUSTIN, Texas, September 14, 2026 - MindWalk Holdings Corp. ("MindWalk") (NASDAQ: HYFT), a Bio-Native AI company, today announced that it has entered into a binding commitment with Sanabil (Cayman) for a senior unsecured revolving credit facility of up to US$30 million. The facility is intended to support MindWalk’s biologics programs, commercial expansion, working capital, and general corporate purposes.

The facility carries a fixed annual interest rate of 7.00%, accruing only on amounts drawn, and an initial term of 36 months, extendable by 12 months by agreement. It includes no financial maintenance covenants, warrants, or equity conversion feature and requires no pledge of MindWalk assets. There is no material adverse change condition to closing. MindWalk has no obligation to borrow and may repay amounts drawn without penalty. A one-time 1.00% opening fee applies, with no unused line fee. The term sheet is binding on both parties. MindWalk and Sanabil (Cayman) will negotiate a definitive credit agreement consistent with its terms, with a target closing within 60 days, and MindWalk expects to file the agreement as a material contract exhibit.

“This facility funds our biologics programs and our commercial build without issuing a single share,” said Jennifer Bath, PhD, President and Chief Executive Officer of MindWalk. “We chose debt over equity for a simple reason. We were not prepared to raise capital of this size in equity at the current share price, and we did not have to. Sanabil took no warrants, no conversion feature, and no security over any asset we own, so the full benefit of executing our plan stays with the shareholders who own it today.”

About Sanabil (Cayman)

Sanabil (Cayman) is a private investment and structured finance firm based in George Town, Grand Cayman, Cayman Islands.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT pattern-objects span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharmaceutical companies are now deploying. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the risk that MindWalk and the lender do not negotiate and execute a definitive credit agreement, or do not do so by the target closing date; MindWalk's ability to satisfy the conditions to closing and to drawing under the facility; MindWalk's ability to service, repay or refinance amounts drawn; the sufficiency of MindWalk's capital resources and its expected cash runway; the availability of additional capital on acceptable terms; the consequences of an event of default, including acceleration of amounts outstanding and termination of undrawn commitments; the risk that a change of control or a delisting of MindWalk's common shares would constitute a prepayment event requiring repayment of amounts outstanding within 30 days; MindWalk's continued listing on the Nasdaq Stock Market; the risk that MindWalk does not draw under the facility, or does not deploy drawn amounts as anticipated; general credit and equity market conditions; the pace of commercial adoption of ReefIQ™ and LensAI™ and the timing of MindWalk's program milestones; the timing, amount and recognition of revenue under MindWalk's commercial agreements, which is recurring and weighted to later periods of each engagement and may not be recognized on the timetable or in the amounts MindWalk currently expects; the risk that contracted engagements are not renewed, expanded or performed as anticipated; the appropriateness of any comparison between MindWalk and other AI-enabled platform businesses, whose business models, revenue profiles and market valuations may differ materially from MindWalk's; and the risk that any expected change in MindWalk's market valuation does not occur, occurs on a different timetable, or occurs in the opposite direction. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Investor Relations Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkai.com

Source: MindWalk Holdings Corp.